Exhibit 99.1

Newater Technology, Inc. Announces Year 2017 Audited Financial Results

Yantai, China, April 30, 2018 /Accesswire/ — Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, “we”, “our” or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced its financial results for the year ended December 31, 2017.

The year ended December 31, 2017 Financial Highlights (all comparisons to the year ended December 31, 2016)

●	Revenues increased by 106% from $12.28 million to $25.34 million, which resulted primarily from the increased demand for our projects and services, evidenced by a large increase in our project sales, an increased number of customers and larger scale projects, and service sales.

●	Cost of revenues increased by 121% from $7.74 million to $17.08 million, primarily due to the revenue growth in the same period.

●	Gross profit increased by 82% to $8.26 million in 2017 from $4.54 million in 2016, while the gross profit margin was 33%, compared to 37% for the same period in 2016.

●	Selling, general and administrative expenses (SG&A) increased by 77% from $3.15 million to $5.58 million, however, the percentage of SG&A compared to revenue decreased from 26% to 22%.

●	Operating income increased by 93% from $1.39 million to $2.69 million. Our operating income as a percentage of total revenues was 11% for both 2016 and 2017.

●	Basic earnings per share was $0.26 in 2017 compared to $0.28 in 2016.

Selected Consolidated Statements of Income and Comprehensive Income Data
in $ million

	Year 2017	Year 2016	Change $	Change %	Year 2015	Year 2014
Total Revenues	25.34	12.28	13.06	106%	6.98	1.03
Total Cost of Revenues	17.08	7.74	9.34	121%	3.76	0.67
Gross profit	8.26	4.54	3.72	82%	3.21	0.36
Gross profit margin	33%	37%			46%	35%
SG&A	5.58	3.15	2.43	77%	1.64	0.36
SG&A %	22%	26%			24%	35%
Operating income	2.69	1.39	1.29	93%	1.57	0.00
Operation margin	11%	11%			23%	0%
Other Expenses (Income)	(0.38)	(1.59)	1.21		0.17	-
Income before tax	3.07	2.98	0.08	3%	1.40	0
Income tax provision	0.48	0.55			0.45	0.00
Net income	2.59	2.43	0.16	6%	0.95	(0.00)
Basic Earnings Per share	$0.26	$0.28			0.12
Basic Weighted average number of common shares outstanding	9,864,479	8,767,738	8,200,000		8,200,000

Mr. Yuebiao Li, the Company’s Chairman and Chief Executive Officer, commented “2017 was an important and pivotal year for NEWA. Our company successfully completed its initial public offering and our common shares were listed on the Nasdaq Capital Market. We continued to have robust growth in our revenues and achieved strong operating results. We are excited about 2018, as our membrane technology was successfully selected as one of the advanced technologies to be promoted in China in 2018 by China’s Ministry of Water Resources in its proclamation “2018 Guide to Promote Advanced Practical Technology”. In addition, Phase I of our new manufacturing complex in Yantai, China, is expected to be completed as scheduled. With our new manufacturing facilities, we expect to increase our production capacity significantly, making it possible to meet the increasing expected demand for our products. In addition, we believe our unwavering commitment to R&D will position NEWA for a long-term growth.”

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater, operating its business through its wholly owned subsidiary Jinzheng, specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. Newater provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water.

The Company's products can be used across a wide spectrum of industries, including:

- Leachate from landfills	- Power plant waste water

- Wastewater from oil fields	- Wastewater from gas production

- High acid wastewater	- Desalination

More information about the Company can be found at: www.newater.cc.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding: 1) its continued growth and business outlook, 2) completion of its manufacturing facility on schedule; and 3) abiltiy to increase its production capacity to meet the anticipated demand for its products are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company	Investor Relations

Zhuo Zhang CFO	Y. Tracy Tang CFA, CPA
NEWATER TECHNOLOGY INC.	SINO-AMERICAN INVESTOR ADVISORY
Phone: +86 (535) 626-4177	Phone: +1 (646) 485-1040
Email: zhuozhang@newater.cc	Email: Tracy.tang@sino-UsInvestors.com

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016

ASSETS
Current assets
Cash and cash equivalents	$3,118,080	$1,484,762
Restricted cash, current	6,753,685	1,439,926
Accounts receivable, net	6,050,495	2,637,236
Accounts receivable from related party, net	-	1,060,977
Notes receivable	-	68,108
Inventories	10,279,397	4,840,234
Deferred cost of revenue	2,547,580	-
Advances to suppliers and other current assets, net	2,885,510	2,528,411
Due from related parties	-	3,563
Total current assets	31,634,747	14,063,217

Restricted cash, non-current	500,000	-
Property, plant and equipment, net	10,449,466	1,199,611
Land use rights, net	2,243,183	2,143,002
Deferred tax assets	518,251	181,003
Other non-current assets	-	4,591
Total assets	$45,345,647	$17,591,424

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and bank acceptance notes to vendors	$4,903,058	$1,844,077
Loans due within one year	9,020,697	2,879,853
Due to related parties	-	714,999
Deferred income	-	25,919
Advances from customers	1,408,208	833,742
Income tax payables	501,921	329,212
Accrued expenses and other payables	8,509,425	210,400
Total current liabilities	24,343,309	6,838,202

Long term loans	11,050	-
Total liabilities	24,354,359	6,838,202

Shareholders’ equity
Common shares ($0.001 par value, 200,000,000 shares authorized, 10,809,000 and 9,199,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively)	10,809	9,199
Additional paid-in capital	15,059,181	7,949,466
Statutory reserves	705,698	382,802
Retained earnings	5,228,733	2,960,698
Accumulated other comprehensive loss	(13,133)	(548,943)
Total shareholders’ equity	20,991,288	10,753,222
Total liabilities and shareholders’ equity	$45,345,647	$17,591,424

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2017	2016	2015

Net revenues	$25,339,497	$11,985,055	$3,318,833
Net revenues from related parties	-	294,666	3,659,421
Total revenues	25,339,497	12,279,721	6,978,254
Cost of revenues	17,077,129	7,182,081	778,903
Cost of revenues from related party	-	556,692	2,984,968
Total cost of revenues	17,077,129	7,738,773	3,763,871
Gross profit	8,262,368	4,540,948	3,214,383
Operating expenses:
Selling, general and administrative	5,575,086	3,146,521	1,643,313
Total operating expenses	5,575,086	3,146,521	1,643,313
Income from operations	2,687,282	1,394,427	1,571,070
Interest expense	242,707	155,553	164,613
Interest income	(112,592)	(5,091)	(2,612)
Government grants	(513,538)	(1,750,726)	-
Other expenses	3,956	12,534	10,642
Total other expense (income)	(379,467)	(1,587,730)	172,643
Income before income tax provisions	3,066,749	2,982,157	1,398,427
Income tax provisions	475,818	548,437	452,850
Net income	$2,590,931	$2,433,720	$945,577
Other comprehensive income (loss)
Foreign currency translation adjustment	535,810	(383,947)	(166,349)
Total comprehensive income	$3,126,741	$2,049,773	$779,228

Earnings per common share
Basic	$0.26	$0.28	$0.12
Diluted	$0.26	$0.28	$0.10
Weighted average number of common shares outstanding
Basic	9,864,479	8,767,738	8,200,000
Diluted	9,864,479	8,767,738	9,160,087

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares	Common Shares	Additional Paid-in Capital	Retained Earnings (Deficit)	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, January 1, 2015	8,200,000	$8,200	$787,151	$(35,797)	$-	$1,353	$760,907
Net income	-	-	-	945,577	-	-	945,577
Capital contribution from owners	-	-	2,212,796	-	-	-	2,212,796
Statutory reserves	-	-	-	(92,995)	92,995	-	-
Foreign currency translation adjustment	-	-	-	-	-	(166,349)	(166,349)
Balance, December 31, 2015	8,200,000	8,200	2,999,947	816,785	92,995	(164,996)	3,752,931
Net income	-	-	-	2,433,720	-	-	2,433,720
Capital contribution from owners	-	-	198,917	-	-	-	198,917
Statutory reserves	-	-	-	(289,807)	289,807	-	-
Issuance of common shares for debt conversion	999,000	999	3,846,001	-	-	-	3,847,000
Issuance of common shares for cash	-	-	5,323,026	-	-	-	5,323,026
Capital distribution in connection with acquisition of a subsidiary	-	-	(4,418,425)	-	-	-	(4,418,425)
Foreign currency translation adjustment	-	-	-	-	-	(383,947)	(383,947)
Balance, December 31, 2016	9,199,000	9,199	7,949,466	2,960,698	382,802	(548,943)	10,753,222
Net income	-	-	-	2,590,931		-	2,590,931
Statutory reserves	-	-	-	(322,896)	322,896	-	-
Issuance of common shares for cash	1,610,000	1,610	7,109,715	-	-	-	7,111,325
Foreign currency translation adjustment	-	-	-	-	-	535,810	535,810
Balance, December 31, 2017	10,809,000	$10,809	$15,059,181	$5,228,733	$705,698	$(13,133)	$20,991,288

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NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities
Net income	$2,590,931	$2,433,720	$945,577
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	233,493	187,662	86,396
Bad debt expense	229,707	76,459	39,173
Deferred income taxes	(312,997)	(82,162)	(106,401)
Loss on disposal of property, plant and equipment	-	-	6,199
Gain on disposal of subsidiary	-	(789)	-
Changes in assets and liabilities:
Accounts receivable	(3,345,269)	(1,410,115)	(1,411,777)
Accounts receivable from related parties	1,090,465	3,645,922	(3,754,977)
Notes receivable	70,000	(56,139)	64,218
Inventories	(4,923,400)	(2,743,853)	(1,890,918)
Deferred cost of revenue	(2,453,097)	-	-
Advances to suppliers and other current assets	(412,955)	(2,289,933)	(540,737)
Advances to supplier - related party	-	-	793,106
Due from related parties	703	75,469	(1,023)
Other non-current assets	4,719	22,857	132,971
Accounts payable and bank acceptance notes to vendors	2,825,887	1,079,258	582,555
Accounts payable to related party	-	(2,140,504)	1,159,416
Deferred income	(26,639)	(30,102)	61,007
Advances from customers	499,067	425,736	(42,227)
Due to related parties	5,102	(28,257)	(68,302)
Income tax payables	144,944	(181,386)	550,163
Accrued expenses and other payables	589,638	352,502	437,151
Net cash used in operating activities	(3,189,701)	(663,655)	(2,958,430)
Cash flows from investing activities
Purchase of land use rights	-	(2,261,745)	-
Purchase of property, plant and equipment	(1,482,360)	(66,641)	(1,218,404)
Proceeds from disposal of property, plant and equipment	-	-	9,296
Advances to third parties	(1,236,490)	(301,019)	(40,136)
Repayments from third parties	1,236,490	338,646	-
Advances to related parties	-	(239,467)	(353,767)
Repayments from related parties	2,960	473,320	20,871
Net change in restricted cash	(5,712,407)	(922,380)	(621,567)
Cash received in connection with disposal of subsidiary	-	(1,209)	-
Net cash used in investing activities	(7,191,807)	(2,980,495)	(2,203,707)
Cash flows from financing activities
Proceeds from issuances of common shares	7,111,325	5,323,026	-
Capital contribution from shareholders	-	198,917	2,212,796
Capital distribution in connection with acquisition of a subsidiary	-	(4,418,425)	-
Borrowings from related parties	-	2,558,661	478,969
Repayment to related parties	(739,973)	(1,982,733)	(799,590)
Proceeds from loans due within one year	8,805,683	11,613,289	4,013,614
Repayment of loans	(3,283,830)	(8,142,563)	(642,178)
Net cash provided by financing activities	11,893,205	5,150,172	5,263,611
Effect of foreign exchange rate changes on cash and cash equivalents	121,621	(156,412)	(3,080)
Net increase in cash and cash equivalents	1,633,318	1,349,610	98,394
Cash and cash equivalents, beginning of the year	1,484,762	135,152	36,758
Cash and cash equivalents, end of the year	$3,118,080	$1,484,762	$135,152
Supplemental cash flow information
Cash paid for interest	$244,753	$307,797	$8,354
Cash paid for income taxes	$656,602	$812,637	$9,088

Non-cash investing and financing activities:
Stock issued for debt conversion	$-	$3,847,000	$-
Properties acquired with loans	$206,000	$-	$-
Liabilities assumed in connection with purchase of property, plant and equipment	$7,445,478	$-	$-

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